SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 4


                         Pioneer Natural Resources Company
            ________________________________________________________
                                (Name of Issuer)


                                  Common Stock
            _______________________________________________________
                        (Title of Class and Securities)

                                   723787107
            _______________________________________________________

                     (CUSIP Number of Class of Securities)

                               O. Mason Hawkins
                       Chairman of the Board and C.E.O.
                                     and
                             Andrew R. McCarroll
                       Vice President & General Counsel

                      Southeastern Asset Management, Inc.
                        6410 Poplar Avenue,  Suite 900
                             Memphis, TN  38119
                               (901) 761-2474
         ___________________________________________________________

         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                              September 24, 2010
                  ___________________________________________
                        (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]









CUSIP No. 723787107                                             13D
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  SOURCE OF FUNDS
     00:  Funds of investment advisory clients
_____________________________________________________________________________
(5)  CHECK BOX IF DISCOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]
_____________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
_____________________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :       4,718,791 shares
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :       9,478,900 shares (Shared)
                                   :       1,451,800 shares (No Vote)
                                   __________________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :       6,170,591 shares
                                   __________________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :       9,478,900 shares (Shared)
                                   :               0 shares (None)
_____________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       15,649,491 shares
_____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       13.5 %
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
_____________________________________________________________________________




CUSIP No. 723787107                                             13D
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Longleaf Partners Fund			I.D. No. 63-6147721
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  SOURCE OF FUNDS
     00:  Funds of investment company shareholders
_____________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEDDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 29e)                  [ ]
_____________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
_____________________________________________________________________________
                                   :(7) SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    7,133,900 shares (Shared)

                                   __________________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(10)  SHARED DISPOSITIVE POWER

                                   :    7,133,900 shares (Shared)

_____________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,133,900 shares
_____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       6.2 %
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IV
_____________________________________________________________________________




CUSIP No.  723787107                                     13D
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  SOURCE OF FUNDS
     00:  None
_____________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ ]
_____________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
_____________________________________________________________________________

                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   __________________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
_____________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None (See Item 3)
_____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES [ ]
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0 %
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
_____________________________________________________________________________





Item 5.  Interest In Securities Of The Issuer

Item 5 shall be amended and restated as follows:

          (a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 15,649,491 shares of the common stock of the Issuer, constituting approximately 13.5% of the 115,994,034 shares outstanding.

                          Common       % of outstanding
                          Shares         Common Shares
                           Held
___________________________________________________________________
Voting Authority

Sole:                  4,718,791              4.1%
Shared:                9,478,900*             8.2%
None:                  1,451,800              1.2%

Total                 15,649,491             13.5%

 *Consists of shares owned by Longleaf Partners Fund and Longleaf Partners Small-Cap Fund, each a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

Dispositive Authority

Sole:                    6,170,591             5.3%
Shared:                  9,478,900*            8.2%
None:                            0             0.0%

Total                   15,649,491            13.5%

 *Consists of shares owned by Longleaf Partners Fund and Longleaf Partners Small-Cap Fund, each a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

          (b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts. Shares held by any Series of Longleaf Partners Funds Trust are reported in the "shared" category.

          (c) Purchase or sale transactions in the Securities during the past sixty days are disclosed on Schedule II.

          (d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

          (e) Not applicable.



                            Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 27, 2010


                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              Longleaf Partners Fund
                              By: Southeastern Asset Management, Inc.

                              /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President & General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________



                       Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Amendment No. 4 to Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Amendment No. 4 to Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of September 27, 2010.


                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                               Longleaf Partners Fund
                              By: Southeastern Asset Management, Inc.
                              /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President & General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________




















                                 Schedule II
                     Transactions in the Last Sixty Days

Transaction Type     Date           # of Shares      Price per Share *

Sale	             07/28/2010	      18,600	             $59.90
Sale	             08/02/2010	       8,000	             $60.89
Sale	             08/02/2010	      11,000	             $60.89
Sale	             08/02/2010	      13,000	             $60.89
Sale	             08/02/2010	      20,000	             $60.89
Sale	             08/02/2010	       9,000	             $60.89
Sale	             08/04/2010	      31,000	             $61.21
Sale	             08/04/2010	      13,000	             $61.21
Sale	             08/04/2010	      16,000	             $61.21
Sale	             08/04/2010	      55,000	             $61.21
Sale	             08/27/2010	      20,000	             $58.68
Sale	             08/27/2010	       1,000	             $58.68
Sale	             09/02/2010	       1,700	             $61.01
Sale	             09/07/2010      134,000	             $61.89
Sale	             09/13/2010	     103,200	             $65.01
Sale	             09/13/2010	      33,800	             $65.01
Sale	             09/23/2010	      68,000	             $66.46
Sale	             09/24/2010	       3,000	             $64.00
Sale	             09/24/2010	       2,000	             $64.00
Sale	             09/24/2010	      62,000	             $64.00
Sale	             09/24/2010	      18,000	             $64.00
Sale	             09/24/2010	      15,000	             $64.00
Sale	             09/24/2010	      13,000	             $64.00
Sale	             09/24/2010	         300	             $64.00
Sale	             09/24/2010	         700	             $64.00
Sale	             09/24/2010	       7,000	             $64.00
Sale	             09/24/2010	      28,000	             $64.00
Sale	             09/24/2010	       8,800	             $64.00
Sale	             09/24/2010	     142,200	             $64.00
Sale	             09/24/2010	       7,000	             $64.00
Sale	             09/24/2010        8,000	             $64.00
Sale	             09/24/2010	       8,000	             $64.00
Sale	             09/24/2010	       6,000	             $64.00
Sale	             09/24/2010	      23,000	             $64.00
Sale	             09/24/2010	      34,000	             $64.00
Sale	             09/24/2010	       9,000	             $64.00
Sale	             09/24/2010	      16,000	             $64.00
Sale	             09/24/2010	      56,000	             $64.00
Sale	             09/24/2010	      23,000	             $64.00
Sale	             09/24/2010	      61,000	             $64.00
Sale	             09/24/2010	       7,000	             $64.00
Sale	             09/24/2010	      18,000	             $64.00
Sale	             09/24/2010	         500	             $64.00
Sale	             09/24/2010	       4,000	             $64.00
Sale	             09/24/2010	         100	             $64.00
Sale	             09/24/2010        5,000	             $64.00
Sale	             09/24/2010	         100	             $64.00
Sale	             09/24/2010	       1,600	             $64.00
Sale	             09/24/2010	       2,000	             $64.00
Sale	             09/24/2010	       1,000	             $64.00
Sale	             09/24/2010	       1,700	             $64.00
Sale	             09/24/2010	      15,000	             $64.00
Sale	             09/24/2010	     113,000	             $64.00
Sale	             09/24/2010	     109,000	             $64.00
Sale	             09/24/2010	       7,000	             $64.00
Sale	             09/24/2010	       1,000	             $64.00
Sale	             09/24/2010	       9,000	             $64.00
Sale	             09/24/2010	       2,000	             $64.00
Sale	             09/24/2010	      42,000	             $64.00
Sale	             09/24/2010	       5,000	             $64.00
Sale	             09/24/2010	       6,000	             $64.00
Sale	             09/24/2010	       2,000	             $64.00
Sale	             09/24/2010       10,000	             $64.00
Sale	             09/24/2010	      19,000	             $64.00
Sale	             09/24/2010	      11,000	             $64.00
Sale	             09/24/2010	      21,500	             $64.00
Sale	             09/24/2010	      18,500	             $64.00
Sale	             09/24/2010	       7,000	             $64.00
Sale	             09/24/2010	       4,000	             $64.00
Sale	             09/24/2010	       6,000	             $64.00
Sale	             09/24/2010	       5,000	             $64.00
Sale	             09/24/2010	       3,000	             $64.00
Sale	             09/24/2010	      18,000	             $64.00
Sale	             09/24/2010	      13,000	             $64.00
Sale	             09/24/2010	      16,800	             $64.00
Sale	             09/24/2010	      32,068	             $64.00
Sale	             09/24/2010	      50,000	             $64.00
Sale	             09/24/2010	      10,000	             $64.00
Sale	             09/24/2010	     884,000	             $64.00
Sale	             09/24/2010        4,800	             $64.00
Sale	             09/24/2010	      27,600	             $64.00
Sale	             09/24/2010	     340,000	             $64.00
Sale	             09/24/2010	     158,732	             $64.00
Sale	             09/24/2010	     134,000	             $64.00
Sale	             09/24/2010	     227,700	             $64.00
Sale	             09/24/2010	       4,000	             $64.00
Sale	             09/24/2010	      32,000	             $64.00
Sale	             09/24/2010	      14,700	             $64.00
Sale	             09/24/2010	      21,600	             $64.00
Sale	             09/24/2010	      80,900	             $64.00
Sale	             09/24/2010	     100,000	             $64.00
Sale	             09/24/2010	      24,400	             $64.00
Sale	             09/24/2010	     232,300	             $64.00
Sale	             09/24/2010	       4,000	             $64.00
Sale	             09/24/2010	     214,400	             $64.00
Sale	             09/24/2010	       1,000	             $64.00
Sale	             09/24/2010       12,000	             $64.00
Sale	             09/24/2010	      22,000	             $64.00
Sale	             09/24/2010	      18,000	             $64.00
Sale	             09/24/2010	       1,000	             $64.00
Sale	             09/24/2010	      35,000	             $64.00
Sale	             09/24/2010	       3,000	             $64.00
Sale	             09/24/2010	       4,000	             $64.00
Sale	             09/24/2010	      11,000	             $64.00
Sale	             09/24/2010	      15,000	             $64.00
Sale	             09/24/2010	      14,000	             $64.00
Sale	             09/24/2010	       3,000	             $64.00
Sale	             09/24/2010	       7,000	             $64.00
Sale	             09/24/2010	       6,000	             $64.00
Sale	             09/24/2010	      10,000	             $64.00
Sale	             09/24/2010	       4,000	             $64.00
Sale	             09/24/2010	       3,000	             $64.00
Sale	             09/24/2010	       1,000	             $64.00
Sale	             09/24/2010       23,000	             $64.00
Sale	             09/24/2010	       3,000	             $64.00
Sale	             09/24/2010	       1,000	             $64.00
Sale	             09/24/2010	      28,000	             $64.00
Sale	             09/24/2010	       4,000	             $64.00
Sale	             09/24/2010	       1,000	             $64.00
Sale	             09/24/2010	       3,000	             $64.00
Sale	             09/24/2010	       3,000	             $64.00
Sale	             09/24/2010	      23,000	             $64.00
Sale	             09/24/2010	       6,000	             $64.00
Sale	             09/24/2010	       1,200	             $64.00
Sale	             09/24/2010	       3,800	             $64.00
Sale	             09/24/2010	       5,000	             $64.00
Sale	             09/24/2010	      37,000	             $64.00
Sale	             09/24/2010	      18,000	             $64.00
Sale	             09/24/2010	       2,000	             $64.00
Sale	             09/24/2010	       4,000	             $64.00
Sale	             09/24/2010        7,500	             $64.00
Sale	             09/24/2010	       2,000	             $64.00
Sale	             09/24/2010	       1,000	             $64.00
Sale	             09/24/2010	       4,500	             $64.00










Sales by Southeastern's clients were made in the ordinary course of business through brokers and were primarily a result of the need to rebalance portfolios following an increase in the Issuer's stock price. Sales as a result of this rebalancing are now complete. While facts and circumstances may change, and Southeastern retains flexibility to make additional purchases and/or sales, no further sales are anticipated at this time. In addition to the above transactions, on September 7, 2010, clients of Southeastern terminating their advisory relationship removed 80,000 shares from Southeastern's discretion.




* Net of commissions


1

SCHEDULE 13D - Pioneer Natural Resources Company ("Issuer")

2